AMENDED AND RESTATED SCHEDULE A

Dated ______________, 2026

to the

INVESTMENT ADVISORY AGREEMENT

dated June 28, 2021, between

THE ADVISORS’ INNER CIRCLE FUND III

and

GQG PARTNERS LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance with the following fee schedule:

Fund	Fee Rate
GQG Partners International Quality Value Fund	0.55%
GQG Partners US Quality Value Fund	0.45%
GQG Partners Global Quality Value Fund	0.55%
GQG US Equity ETF	0.45%
GQG Global Equity ETF	0.60%

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:
Name:
Title

GQG PARTNERS LLC

By:
Name:
Title: